SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company (merged into TIM S.A.) Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33.300.276.963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Deadline for payment of dissenting shareholder and

commencement of trading of TIM S.A. shares/ADSs

TIM S.A. ("TSA" or “TIM” or “Company”), incorporating company of its parent company, TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU), as a result of the merger process deliberated at the Extraordinary Shareholders’ Meetings of both companies, held on August 31, 2020, in the form and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), in connection with the Material Facts disclosed on July 29, 2020, August 31, 2020 and September 28, 2020, inform their shareholders and the market in general as follows:

In view of the end of the term for exercising withdrawal rights, pursuant to the Material Fact disclosed on August 31, 2020, TIM informs that received the request of just 1 (one) dissenting shareholder, which holds 100 (one hundred) common shares, and therefore will pay the amount of R$ 9.33 (nine reais and thirty-three centavos) per share, until October 7, 2020, through B3 S.A. - Brasil, Bolsa, Balcão (“B3”), which will pass the payment on to shareholders through the custody agent.

Once the deadline for payment to the dissenting shareholder is concluded and all formalities have been completed, the trading of TIM common shares at B3, under the ticker “TIMS3”, will begin on October 13, 2020, by depositing the Company's common shares at B3 Depository Central.

The trading of the TIM's American Depositary Shares (“ADSs”) on the New York Stock Exchange – NYSE will begin on October 13, 2020, on a “when issued basis”, under the ticker “TIMB WI”, and on October 16, 2020, on a regular way basis, under the ticker “TIMB”.

Rio de Janeiro, October 05, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.